VALOR FINANCIAL SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2025

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Valor Financial Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

521 West Central Avenue
(No. and Street)

Winter Haven	FL	33880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Wells	863-294-3361	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Wells, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Valor Financial Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Dr. James P Wells

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Valor Financial Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Valor Financial Securities LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Valor Financial Securities LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Valor Financial Securities LLC's management. Our responsibility is to express an opinion on Valor Financial Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valor Financial Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Valor Financial Securities LLC's auditor since 2018.

Maitland, Florida

March 6, 2026

Valor Financial Securities LLC
Statement of Financial Condition
December 31, 2025

ASSETS		
Cash	$	140,684
Due from clearing broker		11,796
Deposit with clearing broker		100,822
Prepaid expenses		20,426
Commissions receivable		14,868
Total Assets	$	288,596
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accrued clearing costs	$	35,762
Accounts payable		21,302
Accrued commission payable		6,292
Other accrued expenses and liabilities		199
Total Liabilities	$	63,555
MEMBERS' EQUITY	$	225,042
Total Liabilities and Members' Equity	$	288,597

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING

A. Nature of Business.

Valor Financial Securities LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission and member of the Financial Industry Regulatory Authority, Inc. The Company primarily serves individual customers in the state of Florida. The Company was approved for membership in FINRA and commenced its securities operations on November 5, 2009. The Company is engaged in the general retail securities business and deals primarily in mutual funds and variable annuities. The Company is engaged in a single line of business as an introducing securities broker-dealer, which is comprised of several classes of services, including primarily agency transactions of equities, mutual funds, variable annuities and 529 plans.

B. Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents may include money market accounts, certificates of deposits and any highly liquid debt instruments purchased with a maturity of three months or less.

C. Income Taxes

The Company is organized as a limited liability company and is not subject to federal or state income taxes. Accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Income, gains and losses are allocated and reported to the Company's owners.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2021. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company's recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including but not limited to on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the twelve months ended December 31, 2025.

D. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2025, and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

E. Revenue Recognition

Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and/or ticket charge. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with the counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Commissions from the sales of mutual funds and variable annuities are recognized as revenue at the point in time the associated service is fulfilled, which is based on the trade date.

Distribution fees (12b1s). The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge) or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTE 2 – NET CAPITAL REQUIREMENT

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital.

NOTE 3 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its customer's obligation. In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's checking account, receivables and deposit from this clearing broker could be subject to forfeiture. The Company may also maintain a cash balance in a financial institution account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

NOTE 4 – SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors have been omitted as the Company has no such liabilities.

NOTE 5 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 6 – OFFICE LEASE

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its related party short-term office lease

and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $11,400 relating to the office lease for the year ended December 31, 2025.

NOTE 7 – CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve requirement and possession and control requirements of Rule 15c3-3 of the Securities and Exchange Act. The Company does not carry or clear customer accounts. Accordingly, all customer brokerage transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirement of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the self-regulatory organizations of which the Company is a member.

Pursuant to the clearing agreement with the clearing broker-dealer, a deposit of a minimum of $100,000 is being held as a deposit account at the clearing broker-dealer as of December 31, 2025, to offset unsecured customer debits. In accordance with the agreement, the broker-dealer may be assessed additional clearing charges if the annual Pershing revenue minimum is not met. The balance accrued as of December 31, 2025, is $35,762.

NOTE 8 – RELATED PARTIES

The Company leases its Winter Haven office space from a related party on a month-to-month basis. Total rental expenses for the lease were $11,400 for the twelve months ended December 31, 2025.

The Company participates in an expense sharing arrangement on a proportionate basis with a related party for utility related expenses. The Company pays the vendors directly. The company paid $3,657 in related expenses in 2025.

The Company provides brokerage services to clients of registered investment advisors that are under common ownership with Company. The Company did not receive referral fees for this service. These related parties are located in the same office building and have an agreement for shared common costs.

NOTE 9 – CONCENTRATION OF RISK

The Company is engaged in various trading and brokerage activities as an introducing broker-dealer. In the event that certain counterparties do not fulfill their obligations, the Company may be exposed to risk.

NOTE 10 – FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The Company measures assets and liabilities at fair value based on an expected exit price which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:
Level 1: Observable inputs that reflect prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other mean.
Level 3: Unobservable inputs reflecting the Company's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonable available. The Company's financial instruments consisted primarily of accounts payable, accrued liabilities, amounts due to related parties, and accounts receivable. There is no debt. If there were, the Company debt would approximate fair value based upon current borrowing rates available in the Company for debt with similar maturities. The carrying amounts of the Company's financial instruments generally approximate their fair value as of December 31, 2025, due to the short-term nature of these instruments.
At December 31, 2025, the Company's fair value hierarchy was as follows:

Level 1	
Money Market	$110.935

NOTE 11 – SEGMENT REPORT

The Company is engaged in a single line of business as an introducing securities broker-dealer, which is comprised of several classes of services, including primarily agency transactions of equities, mutual funds, variable annuities and 529 plans. Revenues consist primarily of upfront commissions and/or ticket charges from purchase transactions of securities, 12b1 trails from mutual funds and variable annuities, and

commissions and/or ticket charges from sale transactions of securities. The Company has identified its president as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant account policies. No single retail customer generated 10% or more of the Company's total revenue in 2025.

NOTE 12—CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CELC") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024, and December 31, 2025, of $11,855 and $14,868 respectively.

NOTE 13– SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events on March 6, 2026, the date that the financial statements were available for issue. The evaluation did not identify any transactions or notes that required disclosures and/or adjustments.